Mail Stop 3561
      March 28, 2006

Via Fax and U.S. Mail

Betsy B. Kohan, Esq.
Nissan Auto Receivables Corporation II
990 W. 190th Street
Torrance, California 90502

Re:	Nissan Auto Receivables Corporation II
	Registration Statement on Form S-3
	Filed March 1, 2006
	File No. 333-132133

Dear Ms. Kohan,

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.
4. When available, please provide us with a copy of your updated sale and servicing agreement, marked to show changes from the prior sale and servicing agreement, including any changes made to comply with Regulation AB. Additionally, ensure that the related disclosure in your filing is revised to reflect the terms of your updated agreement. For example, we note that your disclosure on page 60 of the base prospectus refers to only two of the three reports required by Items 1122 and 1123 of Regulation AB. Additionally, your disclosure indicates that such reports may be obtained through a written request by noteholders and does not indicate that such reports will be filed as exhibits to your Form 10-K. Revise your disclosure to reflect the terms of your updated sale and servicing agreement and to accurately reflect the requirements set forth in Items 1122 and 1123 of Regulation AB.
5. We note that on page 58 of the base prospectus you have listed several specific types of credit enhancement, but then indicate that
"other agreements with respect to third party payments or other support" and "other arrangements that may be described in the accompanying prospectus supplement" may be used. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the language quoted above.






Prospectus Supplement

Cover Page
6. We note from page S-14 that you contemplate using a yield supplement overcollateralization amount and a yield supplement account. While we note your reference to a yield supplement account on the box in the upper left corner of the cover page, please revise to provide bracketed language under "Credit Enhancement" to reflect that you may use these forms of credit enhancement. See Item 1102(h)
of Regulation AB.

Summary, page S-7
7. We note from your base prospectus that in addition to entering into derivative arrangements, such as interest rate swaps and caps, you may also enter into credit enhancement agreements with third parties, such as insurers. Please revise the summary section of your prospectus supplement to provide bracketed language indicating that you will identify any such third-party credit enhancers and will provide all of the information required by Item 1114(b) of Regulation
AB, if applicable.

The Interest Rate Cap/Swap Agreement, page S-58
8. While we note the bracketed language you have provided near the bottom of page S-59 regarding disclosure you will provide based on different significance percentages with respect to the swap agreement, your disclosure refers to Item 1114 of Regulation AB instead of Item 1115, which applies to derivative instruments. Please revise accordingly.


Base Prospectus

Credit and Cash Flow Enhancement, page 58
9. We note from the first full paragraph on page 59 that one form of credit enhancement may cover more than one series of securities, resulting in a risk that credit enhancement may be exhausted by claims of securityholders of other series. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.





Signatures
10. Please ensure that your next amendment is executed by all required parties. In this regard, we note that none of your CEO, CFO or controller or principal accounting officer has signed the registration statement. Please see the Instructions for signatures on Form S-3.


*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact Susan Min at (202) 551-3727. If you need further assistance, you may contact me at (202) 551-3454.

								Sincerely,


								Sara D. Kalin
		Branch Chief-Legal


cc:	Via Facsimile (213) 576-8142
	Mr.Warren Loui, Esq.
	Mayer, Brown, Rowe & Maw LLP
	Telephone: (213) 229-5110




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Ms. Betsy B. Kohan, Esq.
Nissan Auto Receivables Corporation II
March 28, 2006
Page 1